UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 18, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]    Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).] Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated July 18, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 18, 2007	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

– FOR IMMEDIATE RELEASE –

SEASPAN REPORTS FINANCIAL RESULTS FOR THREE AND SIX

MONTHS ENDED JUNE 30, 2007 AND DECLARES QUARTERLY DIVIDEND OF $0.44625 PER SHARE

Hong Kong, China, July 18, 2007 – Seaspan Corporation (NYSE: SSW) announced today the financial results for the three and six months ended June 30, 2007.

“Our strong performance during the second quarter reflects the continued execution of Seaspan’s growth strategy,” said Gerry Wang, Chief Executive Officer of Seaspan. “Specifically, we continue to take early delivery of vessels while further expanding both our contracted fleet and secured revenue and EBITDA stream. Of note, we continued to build our existing relationships as we contracted to purchase eight new build vessels at an estimated cost of $1.1 billion from Hyundai Heavy Industries Co., Ltd. to be chartered to COSCO Container Lines (Hong Kong) Co., Ltd. on 12-year charters. Currently, our contracted fleet has grown to 55 container vessels, including 29 existing vessels in operation, with an asset value of approximately $3.9 billion and expected annual EBITDA of $370.0 million in 2011 once all vessels are delivered in 2010.” EBITDA is defined as net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred charges.

Mr. Wang continued, “During the second quarter, we completed another successful equity offering, raising $154.4 million in net proceeds. We also amended one of our credit facilities to increase our borrowing capacity to $1.3 billion from $1.0 billion. The net proceeds from the equity offering combined with the expanded credit facilities provide significant liquidity in support of our strong growth. Going forward, we believe our financial position bodes well for Seaspan to continue to execute the company’s strategy aimed at taking advantage of the favourable industry fundamentals and solidifying our leadership position in the containership industry.”

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Highlights:

In the three and six month period ended June 30, 2007, we have:

•

increased net earnings, which includes a non-cash change in fair value of financial instruments of $18.5 million, by 296.8%, or $25.1 million, to $33.5 million for the three months ended June 30, 2007 from $8.4 million for the three months ended June 30, 2006. Net earnings, which includes a non-cash change in fair value of financial instruments of $19.9 million, increased by 178.8%, or $30.9 million, to $48.2 million for the six months ended June 30, 2007 from $17.3 million for the comparable period in 2006. Excluding the non-cash changes in fair value of financial instruments, net earnings would have increased by $6.5 million, or 75.6%, to $15.0 million and by $10.9 million or 62.6% to $28.3 million for the three and six months respectively.

•

increased earnings per share by 182.6%, or $0.42, to $0.65 for the three months ended June 30, 2007 from $0.23 for the three months ended June 30, 2006. Earnings per share increased by 102.1%, or $0.49, to $0.97 for the six months ended June 30, 2007 compared to $ 0.48 for the six months ended June 30, 2006. Excluding the non-cash changes in fair value of financial instruments, earnings per share would have increased by $0.05, or 20.8 % to $0.29, and by $0.09 or 18.8% to $0.57 for the three and six months, respectively.

•

generated $27.1 million of cash available for distribution for the three months ended June 30, 2007, an increase of 79.4%, or $12.0 million, from $15.1 for the three months ended June 30, 2006. Cash available for distribution increased by 70.2%, or $21.1 million, to $51.3 million for the six months ended June 30, 2007 compared to $30.1 million for the six months ended June 30, 2006.

•	declared a quarterly dividend of $0.44625 per share for the quarter ended June 30, 2007.

•	accepted delivery of the 4250 TEU Manila Express on May 23, 2007. This ship is the last in a series of nine vessels chartered to Hapag-Lloyd USA LLC, a subsidiary of Hapag-Lloyd, AG.

•

amended our $1.0 billion secured loan agreement dated August 8, 2005 on May 11, 2007. The amended and restated credit agreement provides for a $1.3 billion single-tranche senior secured seven year revolving credit facility. The borrowings under the $1.3 billion credit facility will be used to finance vessel acquisitions, refinance vessels already acquired by us and for general corporate purposes.

•

issued 5,000,000 common shares in an underwritten public offering on April 24, 2007 and issued an additional 475,000 common shares to the underwriters on April 30, 2007 as part of an over-allotment option. We raised net proceeds of $154.4 million which have been used primarily to fund vessel acquisitions.

•

increased our contracted fleet to 55 vessels with the signing of agreements to acquire eight 8500 TEU new build vessels from Hyundai Heavy Industries Co., Ltd. in South Korea. The vessels are scheduled to be delivered between November 2009 and November 2010. The total delivered costs are expected to be approximately $132.5 million per vessel. We concurrently entered into 12-year charter agreements for the eight new build vessels with COSCO Container Lines (Hong Kong) Co., Ltd., an affiliate of COSCO Container Lines., Ltd. of China at a rate of $42,900 per day. The charterer will have three consecutive one year options to charter each of the vessels at a rate of $43,400 per vessel per day. Once all vessels are delivered, these eight vessels will contribute annual EBITDA of $106.2 million.

Results for the Three and Six Months Ended June 30, 2007:

Revenue

Revenue increased by 75.6%, or $21.1 million, to $48.9 million in the quarter ended June 30, 2007, from $27.8 million in the quarter ended June 30, 2006. The increase was mainly a result of the 11 vessel deliveries subsequent to the quarter ended June 30, 2006. These additions

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to our fleet collectively contributed 948 operating days, which increased revenue by $20.6 million during the three months ended June 30, 2007. Operating days increased by 68.6%, or 978 days, to 2,404 days in the second quarter of 2007, from 1,426 operating days in the quarter ended June 30, 2006. There was no significant unscheduled off-hire during the second quarter of 2007.

For the six months ended June 30, 2007, revenue increased by 71.2%, or $37.5 million, to $90.1 million versus $52.6 million for the same period in 2006, which was primarily due to the addition to our fleet of 11 vessels. The delivery of these 11 vessels contributed 1,590 operating days which increased revenue by $34.2 million.

We incurred 44 days of off-hire for the six months ended June 30, 2007, which impacted revenue by $1.0 million. This was due mainly to scheduled 5-year surveys during the six months ended June 30, 2007. Vessel utilization was 99.0% for the six months ended June 30, 2007 as compared to 97.8% for the same period in 2006.

Ship Operating Expense

Ship operating expense increased by 67.1%, or $4.5 million, to $11.2 million in the quarter ended June 30, 2007, from $6.7 million in the quarter ended June 30, 2006. The increase was due primarily to the addition to our fleet of 11 vessels and the fixed daily operating rates for each vessel, as specified in the relevant management agreement. These 11 deliveries contributed 949 and 1,605 ownership days respectively for the three and six months ended June 30, 2007.

For the six months ended June 30, 2007, ship operating expense increased by 67.7%, or $8.4 million to $20.9 million as compared to $12.5 million for the six months ended June 30, 2006. Again, this was due to the 11 deliveries.

Depreciation

Depreciation increased by 94.7%, or $5.9 million, to $12.2 million in the quarter ended June 30, 2007, from $6.3 million in the quarter ended June 30, 2006. The increase was due to the 11 vessels added to our fleet.

For the six months ended June 30, 2007, depreciation increased by 91.4%, or $10.8 million, to $22.7 million as compared to $11.9 million for the same period in 2006. This was mainly due to the addition of 11 vessels to our fleet.

General and Administrative Expenses

General and administrative expenses increased by 29.2%, or $0.4 million, to $1.5 million in the quarter ended June 30, 2007, from $1.1 million in the quarter ended June 30, 2006. This increase is primarily due to share based compensation.

For the six months ended June 30, 2007, general and administrative expenses increased by 34.8%, or $0.7 million, to $2.8 million as compared to $2.1 million for the same period in 2006. Again, this increase is primarily due to share based compensation expense.

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Interest Expense

Interest expense was $8.6 million for the three months ended June 30, 2007 and $15.1 million for the six months ended June 30, 2007 as compared with $4.0 million for the three months ended June 30, 2006 and $6.7 million for the six months ended June 30, 2006. The increase was due to additional draws on the $1.3 billion credit facility to fund vessel deliveries.

Write-off on Debt Refinancing

As a result of the amendment of our $1.0 billion credit agreement, we wrote-off $0.6 million of unamortized financing fees, which is a non-cash charge.

Change in Fair Value of Financial Instruments

During the three months and six months ended June 30, 2007, the gain from the change in fair value of financial instruments was $18.5 million and $20.0 million, respectively, as compared to $0.1 million losses for the three months and six months ended June 30, 2006. The change in fair value of financial instruments does not represent results from our operations or business and has no cash impact.

Distributable Cash

During the three and six months ended June 30, 2007, we generated $27.1 million and $51.3 million, respectively, of cash available for distribution, as compared to $15.1 million and $30.1 million for the comparative periods in 2006. Distributable cash is a non-GAAP measure. Please read Reconciliation of Non-GAAP Financial Measures – Description of Non-GAAP Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Dividend Declared:

We declared a quarterly cash dividend of $0.44625, representing a total cash distribution of $23.7 million. The cash dividend is payable on August 10, 2007 to all shareholders of record as of July 30, 2007.

Mr. Wang concluded, “Our dividend for the second quarter of 2007 marks the third consecutive dividend under our initial increased quarterly dividend of 5 percent to $0.44625 per share. Including the second quarter 2007 dividend, we declared and paid cumulative dividends of $3.26875 per share since going public in August 2005. We believe our substantial fleet expansion supports future dividend growth as we position the company to significantly expand its cash available for distribution.”

Fleet Utilization:

Our fleet was utilized 99.9% and 99.0% for the three and six months ended June 30, 2007 respectively compared to 98.3% and 97.8% for the comparable periods in the prior year. There was no material unscheduled off-hire during the quarter.

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The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on our revenues for the first and second quarters:

	Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006
Vessel Utilization:
Ownership Days	2,405	1,450	2,096	1,296	4,501	2,746
Less Off-hire Days:
Scheduled 5-Year Survey	—	—	(33)	(20)	(33)	(20)
Incremental Due to Rudder Horn Repair	—	—	(9)	(17)	(9)	(17)
Grounding	—	(24)	—	—	—	(24)
Other	(1)	—	(1)	—	(2)	—

Operating Days	2,404	1,426	2,053	1,259	4,457	2,685

Vessel Utilization	99.9%	98.3%	97.9%	97.1%	99.0%	97.8%

	Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006
	Revenue (in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$48,995	$28,267	$42,087	$25,470	$91,082	$53,737
Less Off-hire:
Scheduled 5-Year Survey	—	—	(694)	(360)	(694)	(360)
Incremental Due to Rudder Horn Repair	—	—	(171)	(303)	(171)	(303)
Grounding	—	(438)	—	—	—	(438)
Other(1)	(119)	—	6	—	(113)	—

Actual Revenue Earned	$48,876	$27,829	$41,228	$24,807	$90,104	$52,636

(1)	Other includes charterer deductions that are not related to off-hire.

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The following table summarizes the number of vessels in our fleet as we take scheduled delivery:

			Forecasted
TEU Vessel Size		As of June 30, 2007	Year Ending December 31,
Class	Actual		2007	2008	2009	2010
9600	9580	1	2	2	2	2
8500	8468	2	2	2	4	10
5100	5087	—	—	—	4	4
4800	4809	4	4	4	4	4
4250	4253	19	19	19	23	23
3500	3534	1	2	2	2	2
2500	2546	—	—	2	8	10

Operating Vessels		27	29	31	47	55

Actual Capacity (TEU)		130,093	143,207	148,299	217,871	273,771

Recent News

On July 5, 2007, we took delivery of our 28th and 29th vessels, the CSCL Long Beach and the COSCO Yinkgou. The CSCL Long Beach is the last of the 23 vessels of the original contracted fleet at the time of our initial public offering and is chartered to China Shipping Container Lines (Asia) Co., Ltd. The COSCO Yingkou is the second of ten Seaspan vessels to be chartered to COSCO Container Lines Co., Ltd.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 55 containerships consists of 29 existing containerships and 26 to be delivered over approximately the next 3.5 years. The 26 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan’s operating fleet of 29 vessels has an average age of approximately four years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of seven of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, Coscon, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Wednesday, July 18, 2007, at 2:00 p.m. PT / 5:00 p.m. ET. Participants should call 800-817-4887 (US/Canada) or 913-981-4913 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter replay passcode 1607040. The recording will be available from July 18, 2007 at 5:00 p.m. PT / 8:00 p.m. ET through to August 1, 2007 at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION

UNAUDITED BALANCE SHEET

AS AT JUNE 30, 2007

(IN THOUSANDS OF US DOLLARS)

	June 30, 2007	December 31, 2006 (As adjusted)(1)
Assets
Current assets:
Cash and cash equivalents	$109,929	$92,227
Accounts receivable	447	641
Prepaid expenses	4,153	3,787

	114,529	96,655
Vessels	1,716,869	1,198,782
Deferred charges	11,494	7,879
Other assets	4,009	3,189
Fair value of financial instruments	43,059	10,711

	$1,889,960	$1,317,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,476	$5,607
Deferred revenue	7,408	5,560

	13,884	11,167
Long-term debt	962,539	563,203
Fair value of financial instruments	4,250	15,831

	980,673	590,201
Share Capital	530	475
Additional paid-in capital	903,311	748,410
Retained deficit	(14,313)	(17,658)
Accumulated other comprehensive loss	19,759	(4,212)

Total shareholders’ equity	909,287	727,015

	$1,889,960	$1,317,216

(1)

Effective January 1, 2007, Seaspan adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, Seaspan accounted for dry-dock activities using the Accrue-in-advance method. Seaspan has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Seaspan has applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as of December 31, 2006 and for the three and six months ended June 30, 2006 have been adjusted. The effect of the adjustment is an increase to Seaspan’s net earnings of $0.4 million and $0.7 million respectively for the three and six months ended June 30, 2006. As at December 31, 2006, the effect of the adjustment to Seaspan’s balance sheet is an increase in other assets of $1.9 million and a decrease in retained deficit of $1.9 million.

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SEASPAN CORPORATION

UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

(in thousands of US dollars, except per share amounts)

	Three months ended June 30, 2007	Three months ended June 30, 2006 (As adjusted)(1)	Six months ended June 30, 2007	Six months ended June 30, 2006 (As adjusted)(1)
Revenue	$48,876	$27,829	$90,104	$52,636
Operating expenses:
Ship operating	11,153	6,674	20,910	12,469
Depreciation	12,220	6,276	22,736	11,880
General and administrative	1,483	1,148	2,842	2,109

	24,856	14,098	46,488	26,458

Operating earnings	24,020	13,731	43,616	26,178
Other expenses (earnings):
Interest expense	8,580	3,988	15,127	6,691
Interest income	(1,040)	(86)	(2,115)	(249)
Undrawn credit facility fee	587	788	1,248	1,349
Amortization of deferred charges	248	494	429	984
Write-off on debt refinancing	635	—	635	—
Change in fair value of financial instruments	(18,512)	99	(19,957)	99

	(9,502)	5,283	(4,633)	8,874

Net earnings	33,522	8,448	48,249	17,304
Retained earnings (deficit), beginning of period	(24,161)	24	(17,658)	6,471
Dividends on common shares	(23,674)	(15,303)	(44,904)	(30,606)

Retained earnings (deficit), end of period	$(14,313)	$(6,831)	$(14,313)	$(6,831)

Earnings per share, basic and diluted	$0.65	$0.23	$0.97	$0.48

(1)	Refer to footnote on page 10

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SEASPAN CORPORATION

UNAUDITED STATEMENT OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

(IN THOUSANDS OF US DOLLARS)

	Three months ended June 30, 2007	Three months ended June 30, 2006 (As adjusted)(1)	Six months ended June 30, 2007	Six months ended June 30, 2006 (As adjusted)(1)
Cash provided by (used in):
Operating activities:
Net earnings	$33,522	$8,448	$48,249	$17,304
Items not involving cash:
Depreciation	12,220	6,276	22,736	11,880
Stock-based compensation	270	75	595	151
Amortization of deferred charges	248	494	429	984
Write-off on debt financing	635	—	635	—
Change in fair value of financial instruments	(18,512)	99	(19,957)	99
Change in assets and liabilities	(187)	(1,607)	826	(1,548)

Cash from operating activities	28,196	13,785	53,513	28,870

Financing activities:
Common shares issued, net of share issue costs	154,361	—	154,361	—
Draws on credit facility	226,926	75,393	399,336	189,180
Deferred financing fees incurred	(3,892)	(1,554)	(3,961)	(1,654)
Dividends on common shares	(23,674)	(15,303)	(44,904)	(30,606)

Cash from financing activities	353,721	58,536	504,832	156,920

Investing activities:
Expenditures for vessels	(57,578)	(56,893)	(280,399)	(170,680)
Deposits on vessels	(248,426)	(16,556)	(260,216)	(20,556)
Intangible assets	(129)	—	(28)	—

Cash used in investing activities	(306,133)	(73,449)	(540,643)	(191,236)

Increase (decrease) in cash and cash equivalents	75,784	(1,128)	17,702	(5,446)
Cash and cash equivalents, beginning of period	34,145	11,400	92,227	15,718

Cash and cash equivalents, end of period	$109,929	$10,272	$109,929	$10,272

(1)	Refer to footnote on page 10

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SEASPAN CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

(IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures — Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense, amortization of deferred charges, stock-based compensation, prepaid dry-dock, and the change in fair value of financial instruments. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	Three months ended June 30, 2007	Three months ended June 30, 2006 (As adjusted)(1)	Six months ended June 30, 2007	Six months ended June 30, 2006 (As adjusted)(1)
Net earnings	$33,522	$8,448	$48,249	$17,304
Add:
Depreciation	12,220	6,276	22,736	11,880
Interest expense	8,580	3,988	15,127	6,691
Amortization of deferred charges	248	494	429	984
Write-off on debt refinancing	635	—	635	—
Share-based compensation	270	75	595	151
Change in fair value of financial instruments	(18,512)	99	(19,957)	99
Less:
Prepaid dry-dock	(616)	(361)	(1,162)	(673)
Interest income	(1,040)	(86)	(2,115)	(249)

Net cash flows before cash interest payments	35,307	18,933	64,537	36,187
Less:
Cash interest paid	(9,210)	(3,889)	(15,442)	(6,315)
Add:
Cash interest received	1,040	86	2,157	249

Cash available for distribution	$27,137	$15,130	$51,252	$30,121

(1)	Refer to footnote on page 10

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IBG Group

Tel. 212-477-8438

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